SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2014

Commission File Number: 001-14684

Shaw Communications Inc.

(Translation of registrant’s name into English)

Suite 900, 630 – 3rd Avenue S.W., Calgary, Alberta T2P 4L4 (403) 750-4500

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No   ☒

If “ Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

The information contained in this report on Form 6-K and any exhibits hereto shall be deemed filed with the Securities and Exchange Commission (“SEC”) are incorporated by reference into and as part of the Registration Statement on Form F-10 (File No. 333-188260) filed by the registrant under the Securities Act of 1933, as amended.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Shaw Communications Inc.

Date: October 23, 2014	By:	/s/ Rhonda Bashnick
	Name:	Rhonda Bashnick
	Title:	Senior Vice President, Finance
Shaw Communications Inc.

Shaw Communications Inc.

MANAGEMENT’S DISCUSSION AND ANALYSIS

AUGUST 31, 2014

October 22, 2014

Certain statements in this report may constitute forward-looking statements. Included herein is a “Caution Concerning Forward-Looking Statements” section which should be read in conjunction with this report.

The following Management’s Discussion and Analysis (“MD&A”) should also be read in conjunction with the unaudited interim Consolidated Financial Statements and Notes thereto of the current quarter and the 2013 Annual MD&A included in the Company’s August 31, 2013 Annual Report including the Consolidated Financial Statements and the Notes thereto.

The financial information presented herein has been prepared on the basis of International Financial Reporting Standards (“IFRS”) for interim financial statements and is expressed in Canadian dollars unless otherwise indicated.

CONSOLIDATED RESULTS OF OPERATIONS

FOURTH QUARTER ENDING AUGUST 31, 2014

Selected Financial Highlights

	Three months ended August 31,			Year ended August 31,
			Change			Change
($millions Cdn except per share amounts)	2014	2013	%	2014	2013	%
Operations:
Revenue	1,263	1,246	1.4	5,241	5,142	1.9
Operating income before restructuring costs and amortization (1)	525	496	5.8	2,262	2,220	1.9
Operating margin (1)	41.6%	39.8%	1.8	43.2%	43.2%	—
Funds flow from operations (2)	392	429	(8.6)	1,524	1,380	10.4
Net income	192	117	64.1	887	784	13.1
Per share data:
Earnings per share
Basic	0.40	0.24		1.84	1.64
Diluted	0.40	0.24		1.84	1.63
Weighted average participating shares outstanding during period (millions)	461	451		457	448

(1)	See definitions and discussion under Key Performance Drivers in MD&A.
(2)	Funds flow from operations is before changes in non-cash working capital balances related to operations as presented in the unaudited interim Consolidated Statements of Cash Flows.

Subscriber Highlights

		Growth
	Total	Three months ended August 31,		Year ended ended August 31,
	August 31, 2014	2014	2013	2014	2013
Subscriber statistics:
Video customers	1,957,629	(20,166)	(29,522)	(82,618)	(109,502)
Internet customers	1,930,401	11,983	10,564	39,895	28,031
Digital phone lines	1,375,334	1,114	4,722	15,374	52,416
DTH customers	880,623	(6,606)	(835)	(22,942)	(6,458)

Shaw Communications Inc.

Consolidated Overview

Consolidated revenue of $1.26 billion and $5.24 billion for the three and twelve month periods improved 1.4% and 1.9%, respectively, over the comparable periods last year. Consolidated operating income before restructuring costs and amortization for the quarter of $525 million improved 5.8% over the comparable period, while the annual amount of $2.26 billion increased 1.9%. After adjusting for the net impact of acquisition and disposition activity, operating income before restructuring costs and amortization was up 6.5% for the quarter and 3.0% on an annual basis.

Revenue growth in the Cable division, primarily driven by pricing adjustments and growth in Business, was partially reduced by lower video subscribers and increased programming costs. The annual period also included higher employee related amounts. In the Satellite division the revenue improvement, due to pricing adjustments, was partially reduced by higher programming costs. The annual period also included increased operating costs related to the Anik G1 satellite launched late in the third quarter of fiscal 2013. The marginal annual revenue decline in the Media division, primarily due to reduced advertising revenues partially offset by increased subscriber revenues as well as the favorable impact of a retroactive adjustment in the first quarter of the year related to distant signal retransmission royalties, was offset through various expense reductions. Within all segments, the prior annual period benefitted from a one-time adjustment related to certain broadcast license fees totaling approximately $14 million.

The Company’s strategy is to balance financial results with maintenance of overall revenue generating units (“RGUs”). The Cable and Satellite divisions have 6.1 million RGUs – which represents the number of products sold to customers. During the quarter overall RGUs declined by 13,675.

During the third quarter, the Company announced changes to the structure of its operating divisions to improve overall efficiency while enhancing its ability to grow as the leading network and content experience company. Shaw’s residential and enterprise services will be reorganized into new Consumer and Business units, respectively, with no changes to the Media division. In connection with the restructuring of its operations, the Company recorded $58 million primarily in respect of the approximate 400 management and non-customer facing roles which were affected by the organizational changes. The anticipated annual savings, net of hires to support the new structure, is approximately $50 million. Including the acquisition of ViaWest Inc. (“ViaWest”), the Company expects to commence reporting on the new divisions of Consumer, Shaw Business, ViaWest, and Media in the first quarter of fiscal 2015.

Shaw continues to invest in and build awareness of Shaw Go WiFi and as at August 31, 2014 had over 45,000 hotspots and 1,250,000 devices registered on the network, reflecting the value of the service to customers.

During the current quarter, the Company partnered with Rogers Communications (“Rogers”) to form shomi, a new subscription video-on-demand service having the latest most exclusive shows and selections personalized for viewers. The service is expected to launch in beta in November 2014.

Shaw Communications Inc.

On September 2, 2014, the Company closed the acquisition of 100% of the shares of ViaWest, for an enterprise value of US $1.2 billion which was funded through a combination of cash on hand, assumption of ViaWest debt and a drawdown of US $330 million on the Company’s credit facility. ViaWest is headquartered in Denver, Colorado and has 27 data centres in 8 key Western U.S. markets providing collocation, cloud and managed services.

Net income was $192 million and $887 million for the three and twelve months ended August 31, 2014 compared to $117 million and $784 million for the same periods last year. Outlined below are details on operating and non-operating components of net income for each period.

($millions Cdn)	Year ended			Year ended
	August 31, 2014	Operating	Non- operating	August 31, 2013	Operating	Non- operating
Operating income	1,439	1,439	—	1,366	1,366	—
Amortization of financing costs – long-term debt	(3)	(3)	—	(4)	(4)	—
Interest expense	(266)	(266)	—	(309)	(309)	—
Gain on sale of media assets	49	—	49	—	—	—
Gain on sale of cablesystem	—	—	—	50	—	50
Acquisition and divestment costs	(4)	—	(4)	(8)	—	(8)
Gain on sale of associate	—	—	—	7	—	7
Accretion of long-term liabilities and provisions	(6)	—	(6)	(9)	—	(9)
Debt retirement costs	(8)	—	(8)	—	—	—
Other losses	(6)	—	(6)	(26)	—	(26)

Income before income taxes	1,195	1,170	25	1,067	1,053	14
Current income tax expense (recovery)	354	359	(5)	162	300	(138)
Deferred income tax expense (recovery)	(46)	(44)	(2)	121	(25)	146

Net income	887	855	32	784	778	6

($millions Cdn)	Three months ended			Three months ended
	August 31, 2014	Operating	Non- operating	August 31, 2013	Operating	Non- operating
Operating income	334	334	—	273	273	—
Amortization of financing costs – long-term debt	—	—	—	(1)	(1)	—
Interest expense	(63)	(63)	—	(75)	(75)	—
Acquisition and divestment costs	(4)	—	(4)	—	—	—
Gain on sale of associate	—	—	—	(2)	—	(2)
Accretion of long-term liabilities and provisions	(2)	—	(2)	(2)	—	(2)
Other losses	—	—	—	(17)	—	(17)

Income (loss) before income taxes	265	271	(6)	176	197	(21)
Current income tax expense (recovery)	78	78	—	15	60	(45)
Deferred income tax expense (recovery)	(5)	(3)	(2)	44	(8)	52

Net income	192	196	(4)	117	145	(28)

Shaw Communications Inc.

The changes in net income are outlined in the table below.

	August 31, 2014 net income compared to:
	Three months ended		Year ended
($millions Cdn)	May 31, 2014	August 31, 2013	August 31, 2013
Increased (decreased) operating income before restructuring costs and amortization (1)	(76)	29	42
Restructuring costs	48	(5)	(58)
Decreased (increased) amortization	(2)	38	90
Decreased (increased) interest expense	(1)	12	43
Change in net other costs and revenue (2)	(1)	15	11
Increased income taxes	(4)	(14)	(25)

	(36)	75	103

(1)	See definitions and discussion under Key Performance Drivers in MD&A.
(2)	Net other costs and revenue includes gains on sale of media assets and cablesystem, acquisition and divestment costs, gain on sale of associate, accretion of long-term liabilities and provisions, debt retirement costs and other losses as detailed in the unaudited interim Consolidated Statements of Income.

Basic earnings per share were $0.40 and $1.84 for the three and twelve month periods, respectively, compared to $0.24 and $1.64 in the same periods last year. The current periods benefitted from higher operating income before restructuring costs and amortization, lower amortization and interest expense and improved net other costs and revenue, partially offset by higher income taxes. On an annual basis, the impact of the aforementioned items was partially offset by restructuring costs. Net other costs and revenue in both years was impacted by various items including gains on sales of media and cable assets as well as write-downs of assets while the prior year also included amounts in respect of recovery activities related to damage at Shaw Court.

Net income in the current quarter decreased $36 million compared to the third quarter of fiscal 2014 due to lower operating income before restructuring costs and amortization of $76 million, primarily due to the seasonality of the media business, which was partially offset by the impact of the restructuring costs recorded in the prior quarter.

Free cash flow of $143 million and $698 million for the three and twelve month periods, respectively improved from $61 million and $604 million in the comparable periods. The improvement in the current periods was due to increased operating income before restructuring costs and amortization and lower capital investment and interest expense, partially offset by higher cash taxes.

Key Performance Drivers

The Company’s continuous disclosure documents may provide discussion and analysis of non-IFRS financial measures. These financial measures do not have standard definitions prescribed by IFRS and therefore may not be comparable to similar measures disclosed by other companies. The Company’s continuous disclosure documents may also provide discussion and analysis of additional GAAP measures. Additional GAAP measures include line items, headings, and sub-totals included in the financial statements.

Shaw Communications Inc.

The Company utilizes these measures in making operating decisions and assessing its performance. Certain investors, analysts and others, utilize these measures in assessing the

Company’s operational and financial performance and as an indicator of its ability to service debt and return cash to shareholders. The non-IFRS financial measures and additional GAAP measures have not been presented as an alternative to net income or any other measure of performance required by IFRS.

The following contains a listing of non-IFRS financial measures and additional GAAP measures used by the Company and provides a reconciliation to the nearest IFRS measure or provides a reference to such reconciliation.

Operating income before restructuring costs and amortization

Operating income before restructuring costs and amortization is calculated as revenue less operating, general and administrative expenses. It is intended to indicate the Company’s ongoing ability to service and/or incur debt, and therefore it is calculated before one-time items like restructuring costs, amortization (a non-cash expense) and interest. Operating income before restructuring costs and amortization is also one of the measures used by the investing community to value the business.

	Three months ended August 31,		Year ended August 31,
($millions Cdn)	2014	2013	2014	2013
Operating income	334	273	1,439	1,366
Add back (deduct):
Restructuring costs	5	—	58	—
Amortization:
Deferred equipment revenue	(19)	(30)	(69)	(121)
Deferred equipment costs	39	65	142	257
Property, plant and equipment, intangibles and other	166	188	692	718

Operating income before restructuring costs and amortization	525	496	2,262	2,220

Operating margin

Operating margin is calculated by dividing operating income before restructuring costs and amortization by revenue.

Free cash flow

The Company utilizes this measure to assess the Company’s ability to repay debt and return cash to shareholders.

Free cash flow is calculated as operating income before restructuring costs and amortization, less interest, cash taxes paid or payable, capital expenditures (on an accrual basis and net of proceeds on capital dispositions and adjusted to exclude amounts funded through the accelerated capital fund) and equipment costs (net), adjusted to exclude share-based compensation expense, less cash amounts associated with funding the new and assumed CRTC benefit obligations related to the acquisition of Shaw Media as well as excluding non-controlling interest amounts that are consolidated in the operating income before restructuring costs and amortization, capital expenditure and cash tax amounts. Free cash flow also includes changes in receivable related balances with respect to customer equipment financing transactions as a cash item, and is adjusted for recurring cash funding of pension amounts net of pension expense. Dividends paid on the Company’s Cumulative Redeemable Rate Reset Preferred Shares are also deducted.

Shaw Communications Inc.

Free cash flow has not been reported on a segmented basis. Certain components of free cash flow including operating income before restructuring costs and amortization, capital expenditures (on an accrual basis net of proceeds on capital dispositions) and equipment costs (net), CRTC benefit obligation funding, and non-controlling interest amounts continue to be reported on a segmented basis. Other items, including interest and cash taxes, are not generally directly attributable to a segment, and are reported on a consolidated basis.

For free cash flow purposes the Company considered the initial $300 million supplemental executive retirement plan funding in the prior year to be a financing transaction and has not included the amount funded or the related cash tax recovery in the free cash flow calculation.

Accelerated capital fund

During the prior year, the Company established a notional fund, the accelerated capital fund, of up to $500 million with proceeds received, and to be received, from several strategic transactions. The accelerated capital initiatives are being funded through this fund and not cash generated from operations. Key investments include the completion of the Calgary internal data centre, further digitization of the network and additional bandwidth upgrades, development of IP delivery of video, expansion of the WiFi network, and additional innovative product offerings related to Shaw Go and other applications to provide an enhanced customer experience. It is expected up to $500 million will be invested in fiscal 2013, 2014 and 2015. Approximately $110 million was invested in fiscal 2013, $240 million was invested in fiscal 2014 and $150 million is expected to be invested in fiscal 2015.

Shaw Communications Inc.

Free cash flow is calculated as follows:

	Three months ended August 31,			Year ended August 31,
($millions Cdn)	2014	2013	Change %	2014	2013	Change %
Revenue
Cable	837	818	2.3	3,365	3,266	3.0
Satellite	220	219	0.5	878	860	2.1
Media	231	231	—	1,096	1,106	(0.9)

	1,288	1,268	1.6	5,339	5,232	2.0
Intersegment eliminations	(25)	(22)	13.6	(98)	(90)	8.9

	1,263	1,246	1.4	5,241	5,142	1.9

Operating income before restructuring costs and amortization (1)
Cable	412	396	4.0	1,632	1,582	3.2
Satellite	72	66	9.1	277	285	(2.8)
Media	41	34	20.6	353	353	—

	525	496	5.8	2,262	2,220	1.9

Capital expenditures and equipment costs (net):(2)
Cable	276	296	(6.8)	988	867	14.0
Accelerated capital fund investment (1)	(79)	(60)	31.7	(240)	(110)	>100.0

Adjusted Cable	197	236	(16.5)	748	757	(1.2)
Satellite	18	31	(41.9)	89	123	(27.6)
Media	11	15	(26.7)	18	31	(41.9)

	226	282	(19.9)	855	911	(6.1)

Free cash flow before the following	299	214	39.7	1,407	1,309	7.5
Less:
Interest	(62)	(75)	(17.3)	(264)	(308)	(14.3)
Cash taxes	(78)	(60)	30.0	(359)	(300)	19.7
Other adjustments:
Non-cash share-based compensation	1	1	—	3	5	(40.0)
CRTC benefit obligation funding	(16)	(15)	6.7	(58)	(52)	11.5
Non-controlling interests	(6)	(6)	—	(31)	(39)	(20.5)
Pension adjustment	3	4	(25.0)	(5)	12	>100.0
Customer equipment financing	5	1	>100.0	18	(10)	>100.0
Preferred share dividends	(3)	(3)	—	(13)	(13)	—

Free cash flow (1)	143	61	>100.0	698	604	15.6

Operating margin (1)
Cable	49.2%	48.4%	0.8	48.5%	48.4%	0.1
Satellite	32.7%	30.1%	2.6	31.5%	33.1%	(1.6)
Media	17.7%	14.7%	3.0	32.2%	31.9%	0.3

(1)	See definitions and discussion under Key Performance Drivers in MD&A.
(2)	Per Note 3 to the unaudited interim Consolidated Financial Statements.

Details on the accelerated capital fund and investment to date are as follows:

Estimated year of spend	2013	2014	2015	Total
($millions Cdn)
Fund Opening Balance	110	240	150	500
Accelerated capital investment	110	240	—	350

Fund Closing Balance, August 31, 2014	—	—	150	150

Shaw Communications Inc.

CABLE

Financial Highlights

	Three months ended August 31,			Year ended August 31,
($millions Cdn)	2014	2013	Change %	2014	2013	Change %
Revenue	837	818	2.3	3,365	3,266	3.0

Operating income before restructuring costs and amortization (1)	412	396	4.0	1,632	1,582	3.2
Capital expenditures and equipment costs (net):
New housing development	27	23	17.4	94	94	—
Success based	54	64	(15.6)	234	203	15.3
Upgrades and enhancement	83	133	(37.6)	364	380	(4.2)
Replacement	13	13	—	49	46	6.5
Buildings and other	99	63	57.1	247	144	71.5

Total as per Note 3 to the unaudited interim Consolidated Financial Statements(2)	276	296	(6.8)	988	867	14.0

Operating margin (1)	49.2%	48.4%	0.8	48.5%	48.4%	0.1

(1)	See definitions and discussion under Key Performance Drivers in MD&A.
(2)	The three and twelve months ended August 31, 2014 include $79 million (2013 - $60 million) and $240 million (2013 - $110 million), respectively, related to certain capital investments that are being funded from the accelerated capital fund.

Operating Highlights

•	Revenue and operating income before restructuring costs and amortization improved 2.3% and 4.0%, respectively, over the comparable period last year.

•	During the quarter Internet customers were up 11,983 to 1,930,401 and Digital Phone lines increased 1,114 totaling 1,375,334 as at August 31, 2014. Video subscribers decreased 20,166.

Cable revenue for the three and twelve month periods of $837 million and $3.36 billion improved 2.3% and 3.0%, respectively, over the comparable periods last year. Price adjustments along with growth in Business, including the Envision acquisition, and Internet were partially offset by lower Video subscribers. The current annual period also reflected the impact of the divestiture of Mountain Cable.

Operating income before restructuring costs and amortization for the quarter of $412 million was up 4.0% over the same period last year. The annual amount of $1.63 billion improved 3.2%. In the current quarter, the net revenue related improvement, along with lower employee related expenses due to the current year restructuring and the reduction in the local programming improvement fund (“LPIF”) from 1.0% to 0.5%, were partially reduced by increased programming amounts related to new services and increased rates as contracts renewed. On an annual basis the net revenue improvement, along with lower marketing expenses and the LPIF reduction were partially offset by increased programming costs and higher employee related expenses. The prior twelve month period also benefitted from a favorable adjustment of approximately $7 million to align certain broadcast license fees with the CRTC billing period.

Shaw Communications Inc.

Compared to the third quarter of fiscal 2014 revenue declined marginally due to seasonally lower On Demand and PPV events along with lower video subscribers. These declines were partially offset by Business growth. Operating income before restructuring costs and amortization was down 1.2% as a result of net lower revenue and higher marketing costs in support of the Shaw Charity Classic golf sponsorship partially offset by lower various other expenses.

Capital investment was $276 million and $988 million in the current three and twelve month periods and included $79 million and $240 million, respectively, of investment funded through the accelerated capital fund. Capital investment for the same periods last year was $296 million and $867 million and included $60 million and $110 million, respectively, of investment funded through the accelerated capital fund. The accelerated capital fund initiatives include continued investment on the new internal data centre, network capacity, next generation delivery systems, and expediting the WiFi infrastructure build.

Success-based capital in the quarter was $10 million lower than the comparable three month period due to lower video equipment activations. For the twelve month period success-based spend was $31 million higher than the same period last year due to Video equipment included offers and higher WiFi modem purchases partially reduced by lower Digital Phone modem purchases.

Quarterly investment in Upgrades and enhancement and Replacement categories combined of $96 million declined $50 million compared to the fourth quarter last year due to timing of spending in the current year on IPTV delivery systems (“IPTV”), and prior year investment in hubsite, core networks for video and internet and telephony system upgrades. For the annual period investment of $413 million was lower by $13 million due to prior year investment in the digital network upgrade project. Significant investment continued in upgrades to internet bandwidth capacity and congestion, WiFi network build, business customer growth and IPTV video systems.

Investment in Buildings and other was up $36 million and $103 million, respectively, for the current three month and twelve month periods compared to the same periods last year. The increases relate to higher spending on the new internal data centre, and Shaw Court refurbishment.

Shaw continues to invest in the largest WiFi network in Canada, now with over 45,000 hotspots located in businesses and municipalities from Victoria, British Columbia to Sault Ste. Marie, Ontario. Shaw’s carrier-grade network allows Shaw Internet customers, while on the go, to access and stream internet content, including Shaw Go Apps.

Shaw Communications Inc.

Subscriber Statistics

			August 31, 2014
			Three months ended		Year ended
	August 31, 2014	August 31, 2013	Growth	Change %	Growth	Change %
VIDEO:
Connected	1,957,629	2,040,247	(20,166)	(1.0)	(82,618)	(4.0)
Penetration as % of homes passed	47.8%	50.9%

INTERNET:
Connected	1,930,401	1,890,506	11,983	0.6	39,895	2.1
Standalone Internet not included in video	392,387	320,724	19,115	5.1	71,663	22.3
Penetration as % of video (excluding Standalone Internet)	78.6%	76.9%
DIGITAL PHONE:
Number of lines (1)	1,375,334	1,359,960	1,114	0.1	15,374	1.1

(1)	Represents primary and secondary lines on billing.

SATELLITE

Financial Highlights

	Three months ended August 31,			Year ended August 31,
($millions Cdn)	2014	2013	Change %	2014	2013	Change %
Revenue	220	219	0.5	878	860	2.1

Operating income before restructuring costs and amortization (1)	72	66	9.1	277	285	(2.8)
Capital expenditures and equipment costs (net):
Success based (2)	17	27	(37.0)	79	88	(10.2)
Transponders	—	—	—	—	23	>100.0
Buildings and other	1	4	(75.0)	10	12	(16.7)

Total as per Note 3 to the unaudited interim Consolidated Financial Statements	18	31	(41.9)	89	123	(27.6)

Operating margin (1)	32.7%	30.1%	2.6	31.5%	33.1%	(1.6)

(1)	See definitions and discussion under Key Performance Drivers in MD&A.
(2)	Net of the profit on the sale of satellite equipment as it is viewed as a recovery of expenditures on customer premise equipment.

Operating Highlights

•	Revenue for the current quarter and annual period improved 0.5% and 2.1%, respectively. Operating income before restructuring costs and amortization for the three month period of $72 million was up 9.1% over the comparable period last year, and for the twelve month period was $277 million declining from $285 million last year.

•	During the quarter Shaw Direct subscribers decreased 6,606. As at August 31, 2014 DTH customers totaled 880,623.

Revenue of $220 million and $878 million for the three and twelve month periods was up 0.5% and 2.1%, respectively, over the comparable periods last year primarily due to rate adjustments partially offset by customer declines.

Shaw Communications Inc.

Operating income before restructuring costs and amortization of $72 million for the three month period improved 9.1% over the same period last year due to the revenue related amounts combined with reduced employee related and marketing expenses. Operating income before restructuring costs and amortization for the twelve month period of $277 million decreased from $285 million last year primarily due to revenue related improvements offset by higher fees related to programming services and operating costs related to the Anik G1 transponders launched in the third quarter last year. The prior annual period also benefitted from a favorable adjustment of approximately $4 million to align certain broadcast license fees with the CRTC billing period.

Revenue and operating income before restructuring costs and amortization for the current quarter were comparable to the third quarter of fiscal 2014.

Total capital investment of $18 million and $89 million for the three and twelve month periods declined from $31 million and $123 million, respectively, in the same periods last year. Success based capital was down in each of the current periods primarily due to lower customer growth. The decrease in Transponders reflects the final payment related to Anik G1 in the prior annual period while the decline in Buildings and other relates to higher investment last year in various uplink equipment.

During the quarter, Shaw Direct added three new TSN channels (in HD and SD), as the sports service expanded its line-up. Shaw Direct now offers over 650 channels of which more than 220 are HD.

Subscriber Statistics

			August 31, 2014
			Three months ended		Year ended
	August 31, 2014	August 31, 2013	Growth	Change %	Growth	Change %
DTH customers (1)	880,623	903,565	(6,606)	(0.7)	(22,942)	(2.5)

(1)	Including seasonal customers who temporarily suspend their service.

Shaw Communications Inc.

MEDIA

Financial Highlights

	Three months ended August 31,			Year ended August 31,
($millions Cdn)	2014	2013	Change %	2014	2013	Change %
Revenue	231	231	—	1,096	1,106	(0.9)

Operating income before restructuring costs and amortization (1)	41	34	20.6	353	353	—
Capital expenditures:
Broadcast and transmission	7	8	(12.5)	10	13	(23.1)
Buildings and other	4	7	(42.9)	8	18	(55.6)

Total as per Note 3 to the unaudited interim Consolidated Financial Statements	11	15	(26.7)	18	31	(41.9)

Other adjustments:
CRTC benefit obligation funding	(16)	(15)	6.7	(58)	(52)	11.5
Non-controlling interests	(6)	(6)	—	(31)	(39)	(20.5)
Operating margin (1)	17.7%	14.7%	3.0	32.2%	31.9%	0.3

(1)	See definitions and discussion under Key Performance Drivers in MD&A.

Operating Highlights

Revenue and operating income before restructuring costs and amortization for the quarter was $231 million and $41 million, respectively, compared to $231 million and $34 million last year. Current quarter revenues were impacted by the disposition of Historia and Series + although this was offset by increased subscriber and other revenues. Operating income before restructuring costs and amortization for the quarter improved primarily due to reduced employee related costs.

For the twelve months ending August 31, 2014 revenue of $1.10 billion and operating income before restructuring costs and amortization of $353 million compared to $1.11 billion and $353 million, respectively, for the same period last year. Revenues declined due to reduced advertising revenues and the impact of the disposition of Historia and Series+. This was partially offset by increased subscriber and other revenues that included a retroactive adjustment of $6 million related to Global’s share of royalties for distant signal transmission for the years 2009 through 2013. Operating income before restructuring costs and amortization was unchanged year-over-year as the current year revenue decline was offset through various lower expenses including employee related and marketing. The prior twelve month period also benefitted from a favorable adjustment of approximately $3 million to align certain broadcast license fees with the CRTC billing period.

Compared to the third quarter of fiscal 2014, revenue and operating income before restructuring costs and amortization decreased $70 million and $73 million, respectively. The decline was primarily due to the seasonality of the Media business, with higher advertising revenues in the first and third quarters driven by launches of season premieres in the first quarter and mid season launches along with season finales in the third quarter resulting in higher advertiser demand.

Shaw Communications Inc.

In the quarter, Global continued to deliver solid programming results, leading in the Top 10 program rankers nationally and in all major markets, finishing the summer with 7 of the Top 10 nationally. The results are driven by the longstanding franchise Big Brother along with Canadian hit Rookie Blue, completing its fifth season. The second season of Under the Dome and newcomer Extant were also firmly in the Top 10 in all major markets. The conventional fall programming premiered through the month of September and into October with a solid returning line-up combined with new drama programming that includes The Blacklist, Sleepy Hollow, Bones, Elementary, The Good Wife, the NCIS franchise, Madame Secretary and Gracepoint.

Media’s specialty portfolio continues to hold solid positions in the channel rankers in the Adult 25-54 category with 3 of the Top 10 analog channels and 5 of the Top 10 digital channels. National Geographic, a digital channel, continues to rank in the Top 20 of all specialty channels and Shaw Media holds 2 of the Top 5 specialty programs for the season, Defiance on Showcase and Swamp People on History.

Global News continues to retain the number one position in the Vancouver, Calgary and Edmonton markets, while continued focus on on-line and mobile audiences has maintained Globalnews.ca as Canada’s fastest growing major news site. In August Shaw filed an application with the CRTC for a new Category C hybrid national and local all news channel.

Capital investment in the quarter and annual period was $11 million and $18 million, respectively, compared to $15 million and $31 million for the corresponding periods last year. Higher investment levels were incurred in the prior periods to support various initiatives including the launch of BC1 Regional News Channel, completion of the DTV transition in mandated markets, and various facility investments.

OTHER INCOME AND EXPENSE ITEMS

Restructuring costs

During the third quarter, the Company announced changes to the structure of its operating divisions to improve overall efficiency while enhancing its ability to grow as the leading content and network experience company. In connection with the restructuring of its operations, the Company recorded $58 million in costs primarily in respect of the approximate 400 management and non-customer facing roles which were affected by the organizational changes.

Amortization

	Three months ended August 31,			Year ended August 31,
($millions Cdn)	2014	2013	Change %	2014	2013	Change %
Amortization revenue (expense) -
Deferred equipment revenue	19	30	(36.7)	69	121	(43.0)
Deferred equipment costs	(39)	(65)	(40.0)	(142)	(257)	(44.7)
Property, plant and equipment, intangibles and other	(166)	(188)	(11.7)	(692)	(718)	(3.6)

Amortization of deferred equipment revenue and deferred equipment costs decreased over the comparable periods primarily due to the impact of the change in the amortization period for amounts in respect of customer premise equipment from two to three years.

Shaw Communications Inc.

Amortization of property, plant and equipment, intangibles and other decreased over the comparable periods as the amortization of new expenditures was more than offset by the impact of assets that became fully depreciated and the effect of changes in useful lives of certain assets.

Amortization of financing costs and Interest expense

	Three months ended August 31,			Year ended August 31,
($millions Cdn)	2014	2013	Change %	2014	2013	Change %
Amortization of financing costs – long-term debt	—	1	100.0	3	4	(25.0)
Interest expense	63	75	(16.0)	266	309	(13.9)

Interest expense decreased over the comparable periods primarily due to the combined impact of a lower average debt level and reduced average cost of borrowing.

Gains on sales of assets

During the prior year, the Company agreed to sell its 50% interest in its two French-language channels, Historia and Series+, to Corus, a related party subject to common voting control. The sale of Historia and Series+ closed on January 1, 2014 and the company recorded proceeds of $141 million and a gain of $49 million.

During the prior year, the Company recorded a gain of $50 million on the sale of Mountain Cable in Hamilton, Ontario to Rogers. In addition, the Company realized a gain of $7 million on the sale of its interest in ABC Spark to Corus.

Acquisition and divestment costs

The Company incurred $4 million of acquisition related costs in fiscal 2014 for professional fees paid to lawyers, consultants and advisors in respect of the acquisition of ViaWest which closed subsequent to year end. The $8 million of costs in the prior year were in respect of the acquisition of Envision and the transactions with Rogers.

Accretion of long-term liabilities and provisions

The Company records accretion expense in respect of the discounting of certain long-term liabilities and provisions which are accreted to their estimated value over their respective terms. The expense is primarily in respect of CRTC benefit obligations.

Debt retirement costs

On February 18, 2014, the Company redeemed the $600 million 6.50% senior notes due June 2, 2014. In connection with the early redemption, the Company incurred costs of $7 million and wrote-off the remaining finance costs of $1 million.

Shaw Communications Inc.

Other losses

This category generally includes realized and unrealized foreign exchange gains and losses on US dollar denominated current assets and liabilities, gains and losses on disposal of property, plant and equipment and minor investments, and the Company’s share of the operations of Burrard Landing Lot 2 Holdings Partnership (“Partnership”). During the prior year, the category included amounts related to the electrical fire and resulting water damage to Shaw Court that occurred during the fourth quarter of 2012. In fiscal 2013, the Company received insurance advances of $5 million related to its insurance claim and incurred additional costs of $13 million in respect of ongoing recovery activities. In addition, during the fourth quarter of the prior year, the Company decided to discontinue further construction of a real estate project which resulted in a write-down of $14 million. During the current year, the category includes additional proceeds of $6 million related to the aforementioned insurance claim and also includes a refund of $5 million in respect of excess money from the Canwest CCAA plan implementation fund and a write-down of $6 million in respect of discontinued capital projects.

Income taxes

Income taxes were higher in the current year mainly due to higher net income before income tax.

RISKS AND UNCERTAINTIES

The significant risks and uncertainties affecting the Company and its business are discussed in the Company’s August 31, 2013 Annual Report under the Introduction to the Business – Known Events, Trends, Risks and Uncertainties in Management’s Discussion and Analysis.

FINANCIAL POSITION

Total assets were $13.2 billion at August 31, 2014 compared to $12.7 billion at August 31, 2013. Following is a discussion of significant changes in the consolidated statement of financial position since August 31, 2013.

Current assets increased $138 million primarily due to increases in cash, accounts receivable and inventories of $215 million, $7 million and $23 million, respectively partially offset by a decrease in assets held for sale of $105 million upon closing the sale of Historia and Series+ in the second quarter. Cash increased as funds provided by operations exceeded cash outlays for investing and financing activities. Accounts receivable increased due to timing of collection of advertising and other receivables while inventories were higher due to timing of equipment purchases.

Investments and other assets increased $50 million due to various financial investments including the investments in Pulser and SHOP.CA.

Property, plant and equipment increased $282 million primarily as a result of current year capital investment exceeding amortization.

Shaw Communications Inc.

Other long-term assets decreased $23 million primarily due to lower deferred equipment costs and related customer equipment financing receivables.

Intangibles increased $45 million mainly due to additional investments in software intangibles and acquired program rights and advances exceeding the amortization for the current year.

Current liabilities decreased $809 million due to the repayment of the promissory note of $48 million, a decline in the current portion of long-term debt of $950 million, a decrease in liabilities associated with assets held for sale of $14 million and lower accounts payable and accrued liabilities of $31 million which were partially offset by increases in provisions of $18 million, income taxes payable of $205 million and unearned revenue of $11 million. The current portion of long-term debt decreased due to the repayment of the 7.5% $350 million senior notes which were due in November 2013 and early redemption of the 6.5% $600 million senior notes which were due June 2014. Liabilities associated with assets held for sale decreased as the sale of Historia and Series+ closed during the second quarter at which time the Company settled the promissory note that had been owing to Corus. Accounts payable and accruals declined due to a decrease in CRTC benefit obligations as well as timing of payment and fluctuations in various payables. During the current year, the Company funded the remaining expenditure commitments in respect of the fiscal 2007 CRTC benefit obligation which the Company had assumed as part of the media acquisition in 2010. Provisions increased primarily due to the restructuring while income taxes payable increased due to the current year expense partially offset by net tax installment payments. Unearned revenue was higher primarily due to an increase in advance bill payments.

Long-term debt increased $822 million due to the issuance of 4.35% $500 million senior notes and $300 million floating rate senior notes and the refinancing of the Partnership’s mortgage debt.

Other long-term liabilities increased $28 million due to an increase in employee benefit plans, primarily as a result of actuarial losses, partially offset by a decrease in CRTC benefit obligations.

Deferred credits decreased $10 million due to amortization of deferred indefeasible right of use revenue.

Deferred income tax liabilities, net of deferred income tax assets, decreased $63 million due to the current year income tax recovery.

Shareholders’ equity increased $524 million primarily due to increases in share capital of $227 million and retained earnings of $347 million partially offset by an increase in accumulated other comprehensive loss of $46 million. Share capital increased due to the issuance of 9,199,784 Class B Non-Voting Shares under the Company’s option plan and Dividend Reinvestment Plan (“DRIP”). As of October 15, 2014, share capital is as reported at August 31, 2014 with the exception of the issuance of a total of 806,863 Class B Non-Voting Shares upon exercise of options under the Company’s option plan and the DRIP. Retained earnings increased due to current year earnings of $857 million partially offset by dividends of $510 million. Accumulated other comprehensive loss increased due to the remeasurements recorded on employee benefit plans.

Shaw Communications Inc.

LIQUIDITY AND CAPITAL RESOURCES

In the current year, the Company generated $698 million of free cash flow. Shaw used its free cash flow along with $800 million of proceeds from the two senior unsecured note issuances, net proceeds from the transactions with Corus of $93 million, proceeds on issuance of Class B Non-Voting Shares of $70 million and the net working capital and inventory reduction of $180 million to repay the 7.5% $350 million senior notes, redeem the 6.5% $600 million senior notes, pay common share dividends of $339 million, fund $240 million of accelerated capital spend, pay $45 million of restructuring costs, make $52 million in financial investments and increase cash balances $215 million.

To allow for timely access to capital markets, the Company filed a short form base shelf prospectus with securities regulators in Canada and the U.S. on May 13, 2013. The shelf prospectus allows for the issue up to an aggregate $4 billion of debt and equity securities over a 25 month period. Pursuant to the shelf prospectus, on January 31, 2014 the Company issued $500 million senior notes at a rate of 4.35% due January 31, 2024 and $300 million floating rate senior notes due February 1, 2016. The floating rate senior notes bear interest at an annual rate equal to three month CDOR plus 0.69%. The net proceeds from the issuances were used to redeem the $600 million senior notes due June 2, 2014 and for working capital and general corporate purposes.

On December 5, 2013 Shaw received the approval of the TSX to renew its normal course issuer bid to purchase its Class B Non-Voting Shares for a further one year period. The Company is authorized to acquire up to 20,000,000 Class B Non-Voting Shares during the period from December 9, 2013 to December 8, 2014. No shares have been repurchased during the current year.

The Company issues Class B Non-Voting Shares from treasury under its DRIP which resulted in cash savings and incremental Class B Non-Voting Shares of $146 million during fiscal 2014.

Subsequent to year end, the Company used a combination of cash on hand, assumption of ViaWest debt and US $330 million of credit facility borrowings to finance the acquisition of ViaWest.

Based on available credit facilities and forecasted free cash flow, the Company expects to have sufficient liquidity to fund operations and obligations during the upcoming fiscal year. On a longer-term basis, Shaw expects to generate free cash flow and have borrowing capacity sufficient to finance foreseeable future business plans and refinance maturing debt.

Shaw Communications Inc.

CASH FLOW

Operating Activities

	Three months ended August 31,			Year ended August 31,
($millions Cdn)	2014	2013	Change %	2014	2013	Change %
Funds flow from operations	392	429	(8.6)	1,524	1,380	10.4
Net change in non-cash working capital balances related to operations	129	66	95.5	216	(11)	>100.0

	521	495	5.3	1,740	1,369	27.1

Funds flow from operations decreased over the comparative three month period due to restructuring amounts and higher current income tax expense, partially offset by improved operating income before restructuring costs and amortization as well as lower interest expense. On an annual basis, the impact of the aforementioned items were more than offset by a decrease in program rights purchases in the current period as well as the initial $300 million supplemental executive retirement plan funding in the prior year. The net change in non-cash working capital balances related to operations fluctuated over the comparative periods due to the timing of payment of current income taxes payable and accounts payable and accrued liabilities as well as fluctuations in accounts receivable.

Investing Activities

	Three months ended August 31,			Year ended August 31,
($millions Cdn)	2014	2013	Increase	2014	2013	Increase
Cash flow used in investing activities	(296)	(295)	1	(1,029)	(642)	387

The cash used in investing activities increased over last year primarily due to the net cash receipt in respect of the transactions with Rogers partially offset by the acquisition of Envision in the comparative period and higher cash outlays for capital expenditures in the current year, partially offset by the proceeds on the sale of Historia and Series+ which closed on January 1, 2014.

Shaw Communications Inc.

Financing Activities

The changes in financing activities during the comparative periods were as follows:

	Three months ended August 31,		Year ended August 31,
($millions Cdn)	2014	2013	2014	2013
Issuance of 4.35% senior unsecured notes	—	—	500	—
Issuance of floating rate senior unsecured notes	—	—	300	—
Redeem 6.5% senior unsecured notes	—	—	(600)	—
Repay 7.5% senior unsecured notes	—	—	(350)	—
Repay 6.1% senior unsecured notes	—	—	—	(450)
Repay promissory note	—	—	(48)	—
Prepay Partnership mortgage	—	—	(19)	—
Partnership mortgage loan proceeds	—	—	40	—
Senior notes issuance costs	—	—	(4)	—
Debt retirement costs	—	—	(7)	—
Dividends	(91)	(83)	(352)	(332)
Issuance of Class B Non-Voting Shares	14	21	70	69
Distributions paid to non-controlling interests	(7)	(7)	(26)	(19)
Contributions received from non-controlling interests	—	1	—	1
Repayment Partnership debt	—	—	—	(1)

	(84)	(68)	(496)	(732)

SUPPLEMENTARY QUARTERLY FINANCIAL INFORMATION

Quarter	Revenue	Operating income before restructuring costs and amortization (1)	Net income attributable to equity shareholders	Net income(2)	Basic earnings per share	Diluted earnings per share
($millions Cdn except per share amounts)
2014
Fourth	1,263	525	187	192	0.40	0.40
Third	1,342	601	219	228	0.47	0.47
Second	1,274	528	215	222	0.46	0.46
First	1,362	608	236	245	0.51	0.51
2013
Fourth	1,246	496	111	117	0.24	0.24
Third	1,326	585	239	250	0.52	0.52
Second	1,251	538	172	182	0.38	0.38
First	1,319	601	224	235	0.50	0.49

(1)	See definition and discussion under Key Performance Drivers in MD&A.
(2)	Net income attributable to both equity shareholders and non-controlling interests

Quarterly revenue and operating income before restructuring costs and amortization are primarily impacted by the seasonality of the Media division and fluctuate throughout the year due to a number of factors including seasonal advertising and viewing patterns. Typically, the Media business has higher revenue in the first quarter driven by the fall launch of season premieres and high demand and the third quarter is impacted by season finales and mid season launches. Advertising revenue typically declines in the summer months of the fourth quarter when viewership is generally lower.

Shaw Communications Inc.

Net income has fluctuated quarter-over-quarter primarily as a result of the changes in operating income before restructuring costs and amortization described above and the impact of the net change in non-operating items. In the fourth quarter of 2014, net income decreased by $36 million primarily due to lower income before restructuring costs and amortization of $76 million partially offset by the impact of the restructuring announced during the previous quarter. In the third quarter of 2014, net income increased by $6 million due to higher income before restructuring costs and amortization of $73 million and lower interest and amortization expense totaling $25 million partially offset by restructuring expenses of $53 million and reduction in net other revenue items of $41 million. The reduction in net other revenue items was primarily due to the gain on sale of media assets of $49 million net of the $8 million of debt retirement costs recorded in the second quarter. In the second quarter of 2014, net income decreased by $23 million due to lower operating income before restructuring costs and amortization of $80 million and increased amortization of $8 million partially offset by an improvement in net other non-operating items of $36 million and lower income tax expense of $24 million. In the first quarter of 2014, net income increased by $128 million due to increased operating income before restructuring costs and amortization of $112 million, a reduction in net non-operating items of $21 million and lower amortization of $29 million partially offset by higher income taxes of $36 million. The reduction in amortization is due to changes in estimated useful lives of certain property, plant and equipment as well as a change in the amortization period for deferred equipment revenue and the associated deferred equipment costs. Net other non-operating items decreased due to a refund of $5 million in respect of excess money from the Canwest CCAA plan implementation fund received in the first quarter and the write-down of a real estate property of $14 million in the fourth quarter. In the fourth quarter of 2013, net income decreased by $133 million due to decreased operating income before restructuring costs and amortization of $89 million and reduction in net other revenue items of $67 million partially offset by lower income taxes of $34 million. The reduction in net other revenue items was mainly due to the gain on sale of Mountain Cable of $50 million recorded in the third quarter and aforementioned write-down in the fourth quarter. In the third quarter of 2013, net income increased by $68 million due to increased operating income before restructuring costs and amortization of $47 million, the aforementioned gain on sale of Mountain Cable and the gain on sale of the specialty channel ABC Spark partially offset by higher income taxes of $30 million and acquisition and divestment costs in respect of the transactions with Rogers and the acquisition of Envision. In the second quarter of 2013, net income decreased by $53 million primarily due to lower operating income before restructuring costs and amortization of $63 million partially offset by lower income taxes of $5 million. As a result of the aforementioned changes in net income, basic and diluted earnings per share have trended accordingly.

ACCOUNTING STANDARDS

Update to critical accounting policies and estimates

The MD&A included in the Company’s August 31, 2013 Annual Report outlined critical accounting policies including key estimates and assumptions that management has made under these policies and how they affect the amounts reported in the Consolidated Financial Statements. The MD&A also describes significant accounting policies where alternatives exist. The condensed interim consolidated financial statements follow the same accounting policies and methods of application as the most recent annual consolidated financial statements other than as set out below.

Shaw Communications Inc.

Adoption of recent accounting pronouncements

The adoption of the following standards and amendments effective September 1, 2013 had no impact on the Company’s consolidated financial statements other than additional disclosure requirements.

•	IFRS 10, Consolidated Financial Statements, replaces previous consolidation guidance and outlines a single consolidation model that identifies control as the basis for consolidation of all types of entities.

•	IFRS 11, Joint Arrangements, replaces IAS 31 Interests in Joint Ventures and SIC 13 Jointly Controlled Entities – Non-Monetary Contributions by Venturers. The new standard classifies joint arrangements as either joint operations or joint ventures.

•	IFRS 12, Disclosure of Interests in Other Entities, sets out required disclosures on application of IFRS 10, IFRS 11 and IAS 28 (amended 2011).

•	IAS 27, Separate Financial Statements was amended in 2011 for the issuance of IFRS 10 and retains the same guidance for separate financial statements.

•	IAS 28, Investments in Associates was amended in 2011 for changes based on issuance of IFRS 10 and IFRS 11 and provides guidance on accounting for joint ventures, as defined by IFRS 11, using the equity method.

•	IFRS 13, Fair Value Measurement, defines fair value, provides guidance on its determination and introduces consistent requirements for disclosure of fair value measurements.

The Company has elected to early adopt the amendments to IAS 36 Impairment of assets for the year ended August 31, 2014. The amendments limit the requirement to disclose the recoverable amount to assets (including goodwill) for which an impairment loss was recognized or reversed in the period, instead of the recoverable amount for each cash-generating unit to which significant goodwill or indefinite-life intangible assets have been allocated. Under the amendments, recoverable amount is required to be disclosed only when an impairment loss has been recognized or reversed.

Standards and interpretations issued but not yet effective

The Company has not yet adopted certain standards and interpretations that have been issued but are not yet effective. The following pronouncements are being assessed to determine the impact on the Company’s results and financial position.

•	IFRIC 21, Levies, provides guidance on when to recognize a financial liability imposed by a government, if the levy is accounted for in accordance with IAS 37, Provisions, Contingent Liabilities and Contingent Assets, or where the timing and amount of the levy is certain. This interpretation is effective for the annual period commencing September 1, 2014 and is is not expected to have a significant effect on the Company’s financial statements.

•	IFRS 15, Revenue from Contracts with Customers, was issued in May 2014 and replaces IAS 11 Construction Contracts, IAS 18 Revenue, IFRIC 13 Customer Loyalty Programs, IFRIC 15 Agreements for the Construction of Real Estate, IFRIC 18 Transfers of Assets from Customers and SIC-31 Revenue—Barter Transactions Involving Advertising Services. The new standard specifies how and when to recognize revenue as well as requiring more informative relevant disclosures. The new standard is effective for the annual period commencing September 1, 2017.

Shaw Communications Inc.

Change in accounting estimates

During the first quarter, the Company reviewed the useful lives of its property, plant and equipment as well as the amortization period for amounts deferred under multiple element arrangements, including equipment revenue and associated equipment costs and connection fees. The review resulted in changes in the amortization period for amounts deferred under multiple element arrangements and estimated useful lives of certain assets effective September 1, 2013. As a result, cable and telecommunication distribution system assets are amortized on a straight line basis over 5 to 20 years, and digital cable terminals and modems on a straight line basis over 2 to 5 years. The amortization period for amounts deferred and amortized on a straight line basis under multiple element arrangements is 3 years. The impact of the changes has been accounted for prospectively. The effects of these changes in estimates in respect of unamortized balances at August 31, 2013 resulted in decreases to revenue and amortization as summarized below.

($millions Cdn)	Three months ended August 31, 2014	Year ended August 31, 2014
Revenue	1	3
Amortization
Deferred equipment revenue	3	29
Deferred equipment costs	6	66
Property, plant and equipment, intangibles and other	18	63

2015 GUIDANCE

With respect to 2015 guidance, on a preliminary basis, the Company expects consolidated operating income before restructuring costs and amortization growth to range from 5% to 7% with the inclusion of ViaWest which is expected to contribute approximately US$85 million. Increased capital investment (excluding amounts funded through the accelerated capital fund) is anticipated as the Company continues to enhance its network, provide innovative product offerings and expand the ViaWest footprint. Combined with higher interest related to the ViaWest acquisition and increased cash taxes, free cash flow is expected to exceed $650 million.

Certain important assumptions for 2015 guidance purposes include: stable customer base; stable pricing environment for Shaw’s products relative to current rates; no significant market disruption or other significant changes in economic conditions, competition or regulation that would have a material impact; stable advertising demand and rates; and a stable regulatory environment.

Shaw Communications Inc.

See the following section entitled “Caution Concerning Forward-Looking Statements”.

CAUTION CONCERNING FORWARD-LOOKING STATEMENTS

Statements included in this MD&A that are not historic constitute “forward-looking statements” within the meaning of applicable securities laws. Such statements include, but are not limited to, statements about future capital expenditures, asset dispositions, financial guidance for future performance, business strategies and measures to implement strategies, competitive strengths, expansion and growth of Shaw’s business and operations and other goals and plans. They can generally be identified by words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “target”, “goal” and similar expressions (although not all forward-looking statements contain such words). All of the forward-looking statements made in this report are qualified by these cautionary statements.

Forward-looking statements are based on assumptions and analyses made by Shaw in light of its experience and its perception of historical trends, current conditions and expected future developments as well as other factors it believes are appropriate in the circumstances as of the current date. These assumptions include, but are not limited to, general economic conditions, interest and exchange rates, technology deployment, content and equipment costs, industry structure, conditions and stability, government regulation and the integration of recent acquisitions. Many of these assumptions are confidential.

You should not place undue reliance on any forward-looking statements. Many factors, including those not within Shaw’s control, may cause Shaw’s actual results to be materially different from the views expressed or implied by such forward-looking statements, including, but not limited to, general economic, market and business conditions; changes in the competitive environment in the markets in which Shaw operates and from the development of new markets for emerging technologies; industry trends and other changing conditions in the entertainment, information and communications industries; Shaw’s ability to execute its strategic plans; opportunities that may be presented to and pursued by Shaw; changes in laws, regulations and decisions by regulators that affect Shaw or the markets in which it operates; Shaw’s status as a holding company with separate operating subsidiaries; and other factors referenced in this report under the heading “Risks and uncertainties”. The foregoing is not an exhaustive list of all possible factors. Should one or more of these risks materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein.

The Company provides certain financial guidance for future performance as the Company believes that certain investors, analysts and others utilize this and other forward-looking information in order to assess the Company’s expected operational and financial performance and as an indicator of its ability to service debt and return cash to shareholders. The Company’s financial guidance may not be appropriate for this or other purposes.

Any forward-looking statement speaks only as of the date on which it was originally made and, except as required by law, Shaw expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement to reflect any change in related assumptions, events, conditions or circumstances.

Shaw Communications Inc.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(unaudited)

[millions of Canadian dollars]	August 31, 2014	August 31, 2013
ASSETS
Current
Cash	637	422
Accounts receivable	493	486
Inventories	119	96
Other current assets	73	72
Derivative instruments [note 11]	—	3
Assets held for sale [note 4]	11	116

	1,333	1,195
Investments and other assets [note 11]	60	10
Property, plant and equipment	3,652	3,370
Other long-term assets	283	306
Deferred income tax assets	26	—
Intangibles	7,198	7,153
Goodwill	698	698

	13,250	12,732

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities	828	859
Provisions	44	26
Income taxes payable	341	136
Unearned revenue	183	172
Promissory note [note 4]	—	48
Current portion of long-term debt [notes 6 and 11]	—	950
Liabilities associated with assets held for sale [note 4]	—	14

	1,396	2,205
Long-term debt [notes 6 and 11]	4,690	3,868
Other long-term liabilities	251	223
Provisions	9	9
Deferred credits	862	872
Deferred income tax liabilities	1,105	1,142

	8,313	8,319
Commitments and contingencies [notes 14 and 15]
Shareholders’ equity [notes 7 and 9]
Common and preferred shareholders	4,702	4,182
Non-controlling interests in subsidiaries	235	231

	4,937	4,413

	13,250	12,732

See accompanying notes

Shaw Communications Inc.

CONSOLIDATED STATEMENTS OF INCOME

(unaudited)

	Three months ended August 31,		Year ended August 31,
[millions of Canadian dollars except per share amounts]	2014	2013	2014	2013
Revenue [note 3]	1,263	1,246	5,241	5,142
Operating, general and administrative expenses [note 5]	(738)	(750)	(2,979)	(2,922)
Restructuring costs [notes 5 and 12]	(5)	—	(58)	—
Amortization:
Deferred equipment revenue	19	30	69	121
Deferred equipment costs	(39)	(65)	(142)	(257)
Property, plant and equipment, intangibles and other	(166)	(188)	(692)	(718)

Operating income	334	273	1,439	1,366
Amortization of financing costs – long-term debt	—	(1)	(3)	(4)
Interest expense	(63)	(75)	(266)	(309)
Gain on sale of media assets [note 4]	—	—	49	—
Gain on sale of cablesystem	—	—	—	50
Acquisition and divestment costs [note 15]	(4)	—	(4)	(8)
Gain on sale of associate	—	(2)	—	7
Accretion of long-term liabilities and provisions	(2)	(2)	(6)	(9)
Debt retirement costs [note 6]	—	—	(8)	—
Other losses [note 13]	—	(17)	(6)	(26)

Income before income taxes	265	176	1,195	1,067
Current income tax expense [note 3]	78	15	354	162
Deferred income tax expense (recovery)	(5)	44	(46)	121

Net income	192	117	887	784

Net income attributable to:
Equity shareholders	187	111	857	746
Non-controlling interests in subsidiaries	5	6	30	38

	192	117	887	784

Earnings per share [note 8]
Basic	0.40	0.24	1.84	1.64
Diluted	0.40	0.24	1.84	1.63

See accompanying notes

Shaw Communications Inc.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(unaudited)

	Three months ended August 31,		Year ended August 31,
[millions of Canadian dollars]	2014	2013	2014	2013
Net income	192	117	887	784
Other comprehensive income (loss) [note 9]
Items that may subsequently be reclassified to income:
Change in unrealized fair value of derivatives designated as cash flow hedges	—	1	3	4
Adjustment for hedged items recognized in the period	(1)	(1)	(5)	(1)
Unrealized loss on available-for-sale investment	—	—	(2)	—

	(1)	—	(4)	3

Items that will not be subsequently reclassified to income:
Remeasurements on employee benefit plans	(42)	3	(42)	3

	(43)	3	(46)	6

Comprehensive income	149	120	841	790

Comprehensive income attributable to:
Equity shareholders	144	114	811	752
Non-controlling interests in subsidiaries	5	6	30	38

	149	120	841	790

See accompanying notes

Shaw Communications Inc.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(unaudited)

Year ended August 31, 2014

	Attributable to equity shareholders
[millions of Canadian dollars]	Share capital	Contributed surplus	Retained earnings	Accumulated other comprehensive loss	Total	Equity attributable to non- controlling interests	Total equity
Balance as at September 1, 2013	2,955	72	1,242	(87)	4,182	231	4,413
Net income	—	—	857	—	857	30	887
Other comprehensive loss	—	—	—	(46)	(46)	—	(46)

Comprehensive income	—	—	857	(46)	811	30	841
Dividends	—	—	(364)	—	(364)	—	(364)
Dividend reinvestment plan	146	—	(146)	—	—	—	—
Shares issued under stock option plan	81	(11)	—	—	70	—	70
Share-based compensation	—	3	—	—	3	—	3
Distributions declared by subsidiaries to non-controlling interests	—	—	—	—	—	(26)	(26)

Balance as at August 31, 2014	3,182	64	1,589	(133)	4,702	235	4,937

Year ended August 31, 2013

	Attributable to equity shareholders
[millions of Canadian dollars]	Share capital	Contributed surplus	Retained earnings	Accumulated other comprehensive loss	Total	Equity attributable to non- controlling interests	Total equity
Balance as at September 1, 2012	2,750	77	1,019	(93)	3,753	281	4,034
Net income	—	—	746	—	746	38	784
Other comprehensive income	—	—	—	6	6	—	6

Comprehensive income	—	—	746	6	752	38	790
Dividends	—	—	(341)	—	(341)	—	(341)
Dividend reinvestment plan	126	—	(126)	—	—	—	—
Shares issued under stock option plan	79	(10)	—	—	69	—	69
Share-based compensation	—	5	—	—	5	—	5
Distributions declared by subsidiaries to non-controlling interests	—	—	—	—	—	(19)	(19)
Contribution from non-controlling interests	—	—	—	—	—	1	1
Acquisition of non-controlling interest	—	—	(56)	—	(56)	(70)	(126)

Balance as at August 31, 2013	2,955	72	1,242	(87)	4,182	231	4,413

See accompanying notes

Shaw Communications Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited)

	Three months ended August 31,		Year ended August 31,
[millions of Canadian dollars]	2014	2013	2014	2013
OPERATING ACTIVITIES
Funds flow from operations [note 10]	392	429	1,524	1,380
Net change in non-cash working capital balances related to operations	129	66	216	(11)

	521	495	1,740	1,369

INVESTING ACTIVITIES
Additions to property, plant and equipment [note 3]	(258)	(257)	(976)	(802)
Additions to equipment costs (net) [note 3]	(11)	(30)	(56)	(132)
Additions to other intangibles [note 3]	(22)	(22)	(84)	(69)
Net reduction (addition) to inventories	(1)	14	(23)	6
Proceeds on sale of media assets [note 4]	—	—	141	—
Proceeds on sale of cablesystem	—	—	—	398
Divestment costs	—	—	—	(5)
Business acquisition, net of cash acquired	—	—	—	(222)
Proceeds wireless spectrum license option	—	—	—	50
Refundable deposit on wireless spectrum license	—	—	—	200
Proceeds on disposal of property, plant and equipment [notes 3 and 10]	—	—	21	3
Additions to investments and other assets	(4)	—	(52)	(69)

	(296)	(295)	(1,029)	(642)

FINANCING ACTIVITIES
Increase in long-term debt	—	—	840	590
Debt repayments	—	—	(969)	(1,041)
Debt retirement costs [note 6]	—	—	(7)	—
Senior notes issuance costs	—	—	(4)	—
Repayment of promissory note [note 4]	—	—	(48)	—
Issue of Class B Non-Voting Shares [note 7]	14	21	70	69
Dividends paid on Class A Shares and Class B Non-Voting Shares	(88)	(80)	(339)	(319)
Dividends paid on Preferred Shares	(3)	(3)	(13)	(13)
Distributions paid to non-controlling interests in subsidiaries	(7)	(7)	(26)	(19)
Contribution received from non-controlling interest	—	1	—	1

	(84)	(68)	(496)	(732)

Increase (decrease) in cash	141	132	215	(5)
Cash, beginning of the period	496	290	422	427

Cash, end of the period	637	422	637	422

See accompanying notes

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

August 31, 2014 and 2013

[all amounts in millions of Canadian dollars, except share and per share amounts]

1.	CORPORATE INFORMATION

Shaw Communications Inc. (the “Company”) is a diversified Canadian communications company whose core operating business is providing broadband cable television services, Internet, Digital Phone, and telecommunications services (“Cable”); Direct-to-home satellite services and satellite distribution services (“Satellite”); and programming content (through Shaw Media). The Company’s shares are listed on the Toronto and New York Stock Exchanges.

2.	BASIS OF PRESENTATION AND ACCOUNTING POLICIES

Statement of compliance

These condensed interim consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and in compliance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”).

The condensed interim consolidated financial statements of the Company for the three and twelve months ended August 31, 2014 were authorized for issue by the Board of Directors on October 22, 2014.

Basis of presentation

These condensed interim consolidated financial statements have been prepared primarily under the historical cost convention except as detailed in the significant accounting policies disclosed in the Company’s consolidated financial statements for the year ended August 31, 2013 and are expressed in millions of Canadian dollars unless otherwise indicated. The condensed interim consolidated statements of income are presented using the nature classification for expenses.

The notes presented in these condensed interim consolidated financial statements include only significant events and transactions occurring since the Company’s last fiscal year end and are not fully inclusive of all matters required to be disclosed by IFRS in the Company’s annual consolidated financial statements. As a result, these condensed interim consolidated financial statements should be read in conjunction with the Company’s consolidated financial statements for the year ended August 31, 2013.

The condensed interim consolidated financial statements follow the same accounting policies and methods of application as the most recent annual consolidated financial statements except as noted below.

Adoption of recent accounting pronouncements

The adoption of the following standards and amendments effective September 1, 2013 had no impact on the Company’s consolidated financial statements other than additional disclosure requirements.

•	IFRS 10, Consolidated Financial Statements, replaces previous consolidation guidance and outlines a single consolidation model that identifies control as the basis for consolidation of all types of entities.

•	IFRS 11, Joint Arrangements, replaces IAS 31 Interests in Joint Ventures and SIC 13 Jointly Controlled Entities – Non-Monetary Contributions by Venturers. The new standard classifies joint arrangements as either joint operations or joint ventures.

•	IFRS 12, Disclosure of Interests in Other Entities, sets out required disclosures on application of IFRS 10, IFRS 11 and IAS 28 (amended 2011).

•	IAS 27, Separate Financial Statements was amended in 2011 for the issuance of IFRS 10 and retains the same guidance for separate financial statements.

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

August 31, 2014 and 2013

[all amounts in millions of Canadian dollars, except share and per share amounts]

•	IAS 28, Investments in Associates was amended in 2011 for changes based on issuance of IFRS 10 and IFRS 11 and provides guidance on accounting for joint ventures, as defined by IFRS 11, using the equity method.

•	IFRS 13, Fair Value Measurement, defines fair value, provides guidance on its determination and introduces consistent requirements for disclosure of fair value measurements. Additional disclosure requirements for the Company’s condensed interim consolidated financial statements are included in notes 4 and 11.

The Company has elected to early adopt the amendments to IAS 36 Impairment of assets for the year ended August 31, 2014. The amendments limit the requirement to disclose the recoverable amount to assets (including goodwill) for which an impairment loss was recognized or reversed in the period, instead of the recoverable amount for each cash-generating unit to which significant goodwill or indefinite-life intangible assets have been allocated. Under the amendments, recoverable amount is required to be disclosed only when an impairment loss has been recognized or reversed.

Standards and interpretations issued but not yet effective

The Company has not yet adopted certain standards and interpretations that have been issued but are not yet effective. The following pronouncements are being assessed to determine the impact on the Company’s results and financial position.

•	IFRIC 21, Levies, provides guidance on when to recognize a financial liability imposed by a government, if the levy is accounted for in accordance with IAS 37, Provisions, Contingent Liabilities and Contingent Assets, or where the timing and amount of the levy is certain. This interpretation is effective for the annual period commencing September 1, 2014 and is is not expected to have a significant effect on the Company’s financial statements.

•	IFRS 15, Revenue from Contracts with Customers, was issued in May 2014 and replaces IAS 11 Construction Contracts, IAS 18 Revenue, IFRIC 13 Customer Loyalty Programs, IFRIC 15 Agreements for the Construction of Real Estate, IFRIC 18 Transfers of Assets from Customers and SIC-31 Revenue—Barter Transactions Involving Advertising Services. The new standard specifies how and when to recognize revenue as well as requiring more informative relevant disclosures. The new standard is effective for the annual period commencing September 1, 2017.

Change in accounting estimates

During the first quarter, the Company reviewed the useful lives of its property, plant and equipment as well as the amortization period for amounts deferred under multiple element arrangements, including equipment revenue and associated equipment costs and connection fees. The review resulted in changes in the amortization period for amounts deferred under multiple element arrangements and estimated useful lives of certain assets effective September 1, 2013. As a result, cable and telecommunication distribution system assets are amortized on a straight line basis over 5 to 20 years, and digital cable terminals and modems on a straight line basis over 2 to 5 years. The amortization period for amounts deferred and amortized on a straight line basis under multiple element arrangements is 3 years. The impact of the changes has been accounted for prospectively. The changes in estimates in respect of unamortized balances at August 31, 2013 resulted in decreases to revenue and amortization as summarized below.

	Three months ended	Year ended
	August 31, 2014	August 31, 2014
	$	$
Revenue	1	3
Amortization
Deferred equipment revenue	3	29
Deferred equipment costs	6	66
Property, plant and equipment, intangibles and other	18	63

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

August 31, 2014 and 2013

[all amounts in millions of Canadian dollars, except share and per share amounts]

3.	BUSINESS SEGMENT INFORMATION

The Company’s chief operating decision makers are the CEO and CFO and they review the operating performance of the Company by segments which comprise Cable, Satellite and Media. The chief operating decision makers utilize operating income before restructuring costs and amortization for each segment as a key measure in making operating decisions and assessing performance. The Company recently announced that its residential and enterprise services currently included in the Cable and Satellite segments will be realigned into new Consumer and Business segments. Also, on September 2, 2014 the Company closed the acquisition of ViaWest Inc. (ViaWest”) [note 15]. The Company expects to commence reporting under the operating segments of Consumer, Shaw Business, ViaWest and Media in fiscal 2015. Shaw Media’s operating results are affected by seasonality and fluctuate throughout the year due to a number of factors including seasonal advertising and viewing patterns. As such, operating results for an interim period should not be considered indicative of full fiscal year performance. In general, advertising revenues are higher during the first quarter and lower during the fourth quarter and expenses are incurred more evenly throughout the year. All of the Company’s current reportable segments are substantially located in Canada. ViaWest is located in the United States. Information on operations by segment is as follows:

Operating information

	Three months ended August 31,		Year ended August 31,
	2014	2013	2014	2013
	$	$	$	$
Revenue
Cable	837	818	3,365	3,266
Satellite	220	219	878	860
Media	231	231	1,096	1,106

	1,288	1,268	5,339	5,232
Intersegment eliminations	(25)	(22)	(98)	(90)

	1,263	1,246	5,241	5,142

Operating income before restructuring costs and amortization
Cable	412	396	1,632	1,582
Satellite	72	66	277	285
Media	41	34	353	353

	525	496	2,262	2,220
Restructuring costs	(5)	—	(58)	—
Amortization	(186)	(223)	(765)	(854)

Operating income	334	273	1,439	1,366

Interest
Operating	62	75	264	308
Other non-operating	1	—	2	1

	63	75	266	309

Current taxes
Operating	78	60	359	300
Other/non-operating	—	(45)	(5)	(138)

	78	15	354	162

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

August 31, 2014 and 2013

[all amounts in millions of Canadian dollars, except share and per share amounts]

Capital expenditures

	Three months ended August 31,		Year ended August 31,
	2014	2013	2014	2013
	$	$	$	$
Capital expenditures accrual basis
Cable (including corporate) (1)	271	289	964	825
Satellite (net of equipment profit)	8	7	42	42
Media	11	15	18	31

	290	311	1,024	898

Equipment costs (net of revenue)
Cable	5	7	24	42
Satellite	10	24	47	81

	15	31	71	123

Capital expenditures and equipment costs (net)
Cable	276	296	988	867
Satellite	18	31	89	123
Media	11	15	18	31

	305	342	1,095	1,021

Reconciliation to Consolidated Statements of Cash Flows
Additions to property, plant and equipment	258	257	976	802
Additions to equipment costs (net)	11	30	56	132
Additions to other intangibles	22	22	84	69

Total of capital expenditures and equipment costs (net) per Consolidated Statements of Cash Flows	291	309	1,116	1,003
Increase (decrease) in working capital and other liabilities related to capital expenditures	11	33	(7)	33
Decrease (increase) in customer equipment financing receivables	4	1	15	(9)
Less: Proceeds on disposal of property, plant and equipment	—	—	(26)	(3)
Less: Satellite equipment profit (2)	(1)	(1)	(3)	(3)

Total capital expenditures and equipment costs (net) reported by segments	305	342	1,095	1,021

(1)	The three and twelve months ended August 31, 2014 include $79 (2013 - $60) and $240 (2013 - $110), respectively, related to certain capital investments that are being funded from the accelerated capital fund.
(2)	The profit from the sale of satellite equipment is subtracted from the calculation of segmented capital expenditures and equipment costs (net) as the Company views the profit on sale as a recovery of expenditures on customer premise equipment.

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

August 31, 2014 and 2013

[all amounts in millions of Canadian dollars, except share and per share amounts]

4.	SALE OF MEDIA ASSETS AND ASSETS HELD FOR SALE

Transaction with Corus Entertainment Inc. (“Corus”)

During the prior year, the Company agreed to sell its 50% interest in its two French-language channels, Historia and Series+, to Corus, a related party subject to common voting control. The sale of Historia and Series+ closed on January 1, 2014. Sale proceeds of $141 included $2 in respect of working capital adjustments. In connection with this closing, the Company settled the non-interest bearing promissory note of $48 in respect of the net amount owing to Corus for the Food Network Canada and ABC Spark transactions which closed in fiscal 2013. The Historia and Series+ assets and liabilities disposed of were as follows:

$
Accounts receivable	5
Other current assets	4
Intangibles	93
Goodwill	4

106

Accounts payable and accrued liabilities	2
Deferred income tax liability	12

14

Real estate property

A real estate property of $11, being the estimated fair value less costs to sell, has been classified as held for sale in the statement of financial position at August 31, 2014 and 2013. The estimated fair value has been determined by a commercial real estate service by means of an income capitalization approach using the market rental rate for the area and an appropriate capitalization rate range net of estimated costs of $8 to complete the property to base building specifications and is considered a level 3 valuation. The income capitalization approach has been used as it’s an accepted approach used by real estate investors to value income producing properties when income is not expected to vary significantly over time.

5.	OPERATING, GENERAL AND ADMINISTRATIVE EXPENSES AND RESTRUCTURING COSTS

	Three months ended August 31,		Year ended August 31,
	2014	2013	2014	2013
	$	$	$	$
Employee salaries and benefits	216	235	945	900
Purchases of goods and services	527	515	2,092	2,022

	743	750	3,037	2,922

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

August 31, 2014 and 2013

[all amounts in millions of Canadian dollars, except share and per share amounts]

6.	LONG-TERM DEBT

	August 31, 2014			August 31, 2013
	Long-term debt at amortized cost	Adjustment for finance costs	Long-term debt repayable at maturity	Long-term debt at amortized cost	Adjustment for finance costs	Long-term debt repayable at maturity
	$	$	$	$	$	$
Corporate (4)
Cdn fixed rate senior notes-
7.50% due November 20, 2013	—	—	—	350	—	350
6.50% due June 2, 2014 (1)	—	—	—	599	1	600
6.15% due May 9, 2016	298	2	300	296	4	300
5.70% due March 2, 2017	398	2	400	398	2	400
5.65% due October 1, 2019	1,244	6	1,250	1,243	7	1,250
5.50% due December 7, 2020	497	3	500	496	4	500
4.35% due January 31, 2024 (2)	497	3	500	—	—	—
6.75% due November 9, 2039	1,417	33	1,450	1,417	33	1,450

	4,351	49	4,400	4,799	51	4,850
Cdn variable rate senior notes- Due February 1, 2016 (2)	299	1	300	—	—	—

	4,650	50	4,700	4,799	51	4,850
Other
Burrard Landing Lot 2 Holdings Partnership (3)	40	—	40	19	—	19

Total consolidated debt	4,690	50	4,740	4,818	51	4,869
Less current portion	—	—	—	950	1	951

	4,690	50	4,740	3,868	50	3,918

(1)	On February 18, 2014, the Company redeemed the 6.50% senior notes. In connection with the early redemption, the Company incurred costs of $7 and wrote-off the remaining finance costs of $1.
(2)	On January 31, 2014, the Company issued $500 senior notes at a rate of 4.35% due January 31, 2024 and $300 floating rate senior rates due February 1, 2016. The $300 senior notes bear interest at an annual rate equal to three month CDOR plus 0.69%. The senior notes are unsecured obligations and rank equally and ratably with all existing and future senior unsecured indebtedness. The $500 senior notes are redeemable at the Company’s option at any time, in whole or in part, prior to maturity at 100% of the principal plus a make-whole premium.
(3)	On February 27, 2014, the Partnership refinanced its debt. The Partnership received a mortgage loan and used the proceeds to prepay the outstanding balance of the previous mortgage and loan excess funds to each of its partners. The maturity date of the mortgage loan is November 1, 2024 and the interest rate has been fixed at 4.683%. Interest only is payable for the first five years.
(4)	Subsequent to year end, the Company borrowed US $330 under its credit facility (see note 15).

7.	SHARE CAPITAL

Changes in share capital during the year ended August 31, 2014 are as follows:

	Class A Shares		Class B Non-Voting Shares		Preferred Shares
	Number	$	Number	$	Number	$
August 31, 2013	22,520,064	2	430,306,542	2,660	12,000,000	293
Class A share conversions	(100,000)	—	100,000	—	—	—
Issued upon stock option plan exercises	—	—	3,431,548	81	—	—
Issued pursuant to dividend reinvestment plan	—	—	5,768,236	146	—	—

August 31, 2014	22,420,064	2	439,606,326	2,887	12,000,000	293

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

August 31, 2014 and 2013

[all amounts in millions of Canadian dollars, except share and per share amounts]

8.	EARNINGS PER SHARE

Earnings per share calculations are as follows:

	Three months ended August 31,		Year ended August 31,
	2014	2013	2014	2013
Numerator for basic and diluted earnings per share ($)
Net income	192	117	887	784
Deduct: net income attributable to non-controlling interests	(5)	(6)	(30)	(38)
Deduct: dividends on Preferred Shares	(3)	(3)	(14)	(13)

Net income attributable to common shareholders	184	108	843	733

Denominator (millions of shares)
Weighted average number of Class A Shares and Class B Non-Voting Shares for basic earnings per share	461	451	457	448
Effect of dilutive securities (1)	3	2	2	2

Weighted average number of Class A Shares and Class B Non-Voting Shares for diluted earnings per share	464	453	459	450

Earnings per share ($)
Basic	0.40	0.24	1.84	1.64
Diluted	0.40	0.24	1.84	1.63

(1)	The earnings per share calculation does not take into consideration the potential dilutive effect of certain stock options since their impact is anti-dilutive. For the three and twelve months ended August 31, 2014, 961,348 (2013 – 2,423,065) and 1,729,227 (2013 – 8,201,720) options were excluded from the diluted earnings per share calculation, respectively.

9.	OTHER COMPREHENSIVE INCOME (LOSS) AND ACCUMULATED OTHER COMPREHENSIVE LOSS

Components of other comprehensive loss and the related income tax effects for the year ended August 31, 2014 are as follows:

	Amount	Income taxes	Net
	$	$	$
Items that may subsequently be reclassified to income
Change in unrealized fair value of derivatives designated as cash flow hedges	3	—	3
Adjustment for hedged items recognized in the period	(6)	1	(5)
Unrealized loss on available-for-sale investment	(2)	—	(2)
	(5)	1	(4)

Items that will not be subsequently reclassified to income
Remeasurements on employee benefit plans	(58)	16	(42)

	(63)	17	(46)

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

August 31, 2014 and 2013

[all amounts in millions of Canadian dollars, except share and per share amounts]

Components of other comprehensive loss and the related income tax effects for the three months ended August 31, 2014 are as follows:

	Amount	Income taxes	Net
	$	$	$
Items that may subsequently be reclassified to income
Adjustment for hedged items recognized in the period	(1)	—	(1)
Unrealized loss on available-for-sale investment	—	—	—

	(1)	—	(1)
Items that will not be subsequently reclassified to income
Remeasurements on employee benefit plans	(58)	16	(42)

	(59)	16	(43)

Components of other comprehensive income and the related income tax effects for the year ended August 31, 2013 are as follows:

	Amount $	Income taxes $	Net $
Items that may subsequently be reclassified to income
Change in unrealized fair value of derivatives designated as cash flow hedges	5	(1)	4
Adjustment for hedged items recognized in the period	(1)	—	(1)

	4	(1)	3
Items that will not be subsequently reclassified to income
Remeasurements on employee benefit plans	4	(1)	3

	8	(2)	6

Components of other comprehensive income and the related income tax effects for the three months ended August 31, 2013 are as follows:

	Amount $	Income taxes $	Net $
Items that may subsequently be reclassified to income
Change in unrealized fair value of derivatives designated as cash flow hedges	1	—	1
Adjustment for hedged items recognized in the period	(1)	—	(1)

	—	—	—
Items that will not be subsequently reclassified to income
Remeasurements on employee benefit plans	4	(1)	3

	4	(1)	3

Accumulated other comprehensive loss is comprised of the following:

	August 31, 2014	August 31, 2013
	$	$
Items that may subsequently be reclassified to income
Fair value of derivatives	—	2
Unrealized loss on available-for-sale investment	(2)	—
Items that will not be subsequently reclassified to income
Remeasurements on employee benefit plans	(131)	(89)

	(133)	(87)

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

August 31, 2014 and 2013

[all amounts in millions of Canadian dollars, except share and per share amounts]

10.	STATEMENTS OF CASH FLOWS

Disclosures with respect to the Consolidated Statements of Cash Flows are as follows:

(i)	Funds flow from operations

	Three months ended August 31,		Year ended August 31,
	2014	2013	2014	2013
	$	$	$	$
Net income	192	117	887	784
Adjustments to reconcile net income to funds flow from operations:
Amortization	186	224	768	858
Program rights	24	32	(10)	(31)
Deferred income tax expense (recovery)	(5)	44	(46)	121
CRTC benefit obligation funding	(16)	(15)	(58)	(52)
Share-based compensation	1	1	3	4
Defined benefit pension plans	3	4	(5)	(288)
Gain on sale of media assets	—	—	(49)	—
Gain on sale of cablesystem	—	—	—	(50)
Divestment costs	—	—	—	5
Gain on sale of associate	—	2	—	(7)
Accretion of long-term liabilities and provisions	2	2	6	9
Debt retirement costs	—	—	8	—
Write-down of assets [note 13]	—	14	6	14
Other	5	4	14	13

Funds flow from operations	392	429	1,524	1,380

(ii)	Interest and income taxes paid and interest received and classified as operating activities are as follows:

	Three months ended August 31,		Year ended August 31,
	2014	2013	2014	2013
	$	$	$	$
Interest paid	23	33	283	317
Income taxes paid (net of refunds)	—	19	137	154
Interest received	2	1	5	2

(iii)	Non-cash transactions:

The Consolidated Statements of Cash Flows exclude the following non-cash transactions:

	Three months ended August 31,		Year ended August 31,
	2014	2013	2014	2013
	$	$	$	$
Issuance of Class B Non-Voting Shares:
Dividend reinvestment plan	39	35	146	126
Non-monetary exchange:
Exchange of fibre assets for network capacity leases	—	—	5	—
Lease transaction:
Capitalization of transponders under lease renewal	—	—	5	—
Issuance of promissory note:
Transactions with related party	—	3	—	48

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

August 31, 2014 and 2013

[all amounts in millions of Canadian dollars, except share and per share amounts]

11.	FINANCIAL INSTRUMENTS

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgement and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

The fair value of financial instruments has been determined as follows:

(i)	Current assets and current liabilities

The fair value of financial instruments included in current assets and current liabilities approximates their carrying value due to their short-term nature.

(ii)	Investments and other assets and Other long-term assets

The fair value of publicly traded investments is determined by quoted market prices. Investments in private entities which do not have quoted market prices in an active market and whose fair value cannot be readily measured are carried at cost. The fair value of long-term receivables approximates their carrying value as they are recorded at the net present values of their future cash flows, using an appropriate discount rate.

(iii)	Long-term debt

The carrying value of long-term debt is at amortized cost based on the initial fair value as determined at the time of issuance. The fair value of publicly traded notes is based upon current trading values. Other notes and debentures are valued based upon current trading values for similar instruments.

(iv)	Other long-term liabilities

The fair value of program rights payable, estimated by discounting future cash flows, approximates their carrying value.

(v)	Derivative financial instruments

The fair value of US currency forward purchase contracts is determined by an estimated credit-adjusted mark-to-market valuation using observable forward exchange rates at the end of reporting periods and contract forward rates.

The carrying values and estimated fair values of derivative financial instruments, an investment in a publicly traded company and long-term debt are as follows:

	August 31, 2014		August 31, 2013
	Carrying value	Estimated fair value	Carrying value	Estimated fair value
	$	$	$	$
Assets
Derivative financial instruments (2)	—	—	3	3
Investment in publicly traded company (1)	7	7	—	—

Liabilities
Long-term debt (including current portion)	4,690	5,390	4,818	5,275

(1)	Level 1 fair value – determined by quoted market prices.
(2)	Level 2 fair value – determined by valuation techniques using inputs based on observable market data, either directly or indirectly, other than quoted prices.

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

August 31, 2014 and 2013

[all amounts in millions of Canadian dollars, except share and per share amounts]

12.	RESTRUCTURING COSTS

During the third quarter, the Company announced changes to the structure of its operating units to improve overall efficiency while enhancing its ability to grow as the leading content and network experience company. In connection with the restructuring of its operations, the Company recorded $58 primarily in respect of the approximate 400 management and non-customer facing roles which were affected by the organizational changes. A total of $45 has been paid and the majority of the $13 of remaining costs are expected to be paid within the next six months.

13.	OTHER LOSSES

Other losses generally includes realized and unrealized foreign exchange gains and losses on US dollar denominated current assets and liabilities, gains and losses on disposal of property, plant and equipment and minor investments, and the Company’s share of the operations of Burrard Landing Lot 2 Holdings Partnership. During the prior year, the category included amounts related to the electrical fire and resulting water damage to Shaw Court that occurred during the fourth quarter of 2012. In fiscal 2013, the Company received insurance advances of $5 related to its claim and incurred additional costs of $13 in respect of ongoing recovery activities. In addition, during the fourth quarter of the prior year, the Company decided to discontinue further construction of a real estate project which resulted in a write-down of $14. During the current year, the category includes additional proceeds of $6 related to the aforementioned insurance claim and also includes a refund of $5 from the Canwest CCAA plan implementation fund and a write-down of $6 in respect of discontinued capital projects.

14.	COMMITMENT

During the current quarter, the Company partnered with Rogers Communications to form shomi, a new subscription video-on-demand service which is expected to launch in beta in early November 2014. The Company’s initial capital commitment is $67.

15.	SUBSEQUENT EVENT

On September 2, 2014, the Company closed the acquisition of 100% of the shares of ViaWest for an enterprise value of US $1.2 billion which was funded through a combination of cash on hand, assumption of ViaWest debt and a drawdown of US $330 on the Company’s credit facility. The ViaWest acquisition provides the Company with a growth platform in the North American data centre sector and is another step in expanding technology offerings for mid-market enterprises in Western Canada. The Company is currently in the process of completing the purchase price allocation which it expects to include in its interim financial statements for the first quarter of fiscal 2015. The operating results of ViaWest will be included in the Company’s consolidated financial statements from the date of acquisition. In connection with the transaction, the Company incurred $4 of acquisition related costs in fiscal 2014 for professional fees paid to lawyers, consultants and advisors and had a contingent liability of $6 at August 31, 2014 in respect of such fees.